Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Details for First Quarter Results and Annual General Meeting

Toronto: April 9, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announced that it will release the Company’s first quarter financial results for the period ended March 31, 2014 after market close on Thursday, May 8, 2014. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com. Additionally, the Company will host its Annual General and Special Meeting on Friday, May 9, 2014.

Webcast and Conference Call

A webcast and conference call will be held on Friday, May 9, 2014 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

International & Toronto:	1-647-427-7450
Canada & U.S. Toll Free:	1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 First Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1335375/1475981.

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, May 16, 2014 by dialing the appropriate number below:

International & Toronto:	1-416-849-0833	Passcode:	#27449372
Canada & U.S. Toll Free:	1-855-859-2056	Passcode:	#27449372

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company’s website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1335375/1475981.

Annual General and Special Meeting

AuRico Gold’s 2014 Annual General and Special Meeting for shareholders will be held on Friday, May 9, 2014 at 10:00 a.m. Eastern Time, at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations & Communications
AuRico Gold Inc.
1-647-260-8880

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